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                                                                 EXHIBIT (e) (3)

                                 LOAN AGREEMENT

     This Loan Agreement (this "AGREEMENT") is made and entered into as of the _____ day of ______________ 2001 between:

     The undersigned,

     1. Stork N.V., established at 7, Amersfoortsestraatweg, P.O. Box 5004, 1410 AA Naarden, the Netherlands, hereinafter called "THE CREDITOR,"

and

     2. ALPNET, Inc., 4460 South Highland Drive, Suite 100, Salt Lake City, Utah, United States of America, hereinafter called "THE DEBTOR,"

     3. ALPNET Nederland B.V., established at Amsterdam, having its office at Industrieplein 3, 7553 LL Hengelo, the Netherlands, hereinafter called "ALPNET NEDERLAND",


agree as follows:

ARTICLE 1

     The Creditor undertakes to lend to the Debtor and the Debtor undertakes to borrow from the Creditor (the "LOAN") the sum of USD 500,000. -- (five hundred thousand dollars), hereinafter called "THE LOAN AMOUNT", under the following terms and conditions precedent ("opschortende voorwaarden").

     a. Debtor's (indirect) subsidiary "Technical Publication Services (TPS) B.V.", located at Hengelo (the Netherlands), Industrieplein 3, hereinafter called "TPS" shall receive from NMB Heller N.V. through factoring an amount of approximately USD 500,00. - for general use within Debtor;

     b. Alpnet Nederland shall be the joint and several debtor to this Agreement and shall be jointly and severally liable for the repayment of the Loan and any other

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          payments due under this Agreement. Alpnet Nederland shall pledge her shares in TPS to Creditor, as arranged for by deed of the notary public Mr R.J.C. van Helden, which draft deed shall be attached as
          Exhibit 1 to this Agreement(1);

ARTICLE 2

     Debtor shall have the obligation to make a special effort to have co-shareholder Mr. B. Boeckmann lend to Debtor for the same time period and under comparable conditions as in this Agreement an amount of USD 500,000.--;

ARTICLE 3

     The Loan will be effective as per the date of the execution of the notarial pledge deed, as in article 1b.

ARTICLE 4

     The Debtor undertakes to pay interest on the Loan Amount at the rate of Eleven Percent per annum (11.00% p.a.). The interest is due and payable on 31 December 2001.

ARTICLE 5

     The Debtor shall repay the principal of the Loan on 31 December 2001. The Debtor may prepay, at any time, without penalty for full or partial redemption of the outstanding Loan amount; however, the Debtor shall notify the Creditor in writing at least one month before any such redemption payment.

ARTICLE 6

     Subject to evidence to the contrary, the books of the Creditor shall be decisive as for any amounts owed by the Debtor to the Creditor on account of this Agreement. The Debtor undertakes to make all the payments to the Creditor without any charges for the Creditor and without any deduction or set-off, in transferable Us Dollars on the date of payment at the Creditor's account with the ABN AMRO Bank N.V. in Amsterdam, account number 62.62.65.320.

     Any payments on the Loan Amount made by Debtor shall be deemed to have been made first of all for the payment of charges, if any, hereinafter of interest and lastly of the principal money.

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(1) Necessary for the pledge are the following documents: copy of this Loan
Agreement, articles of association of TPS, Alpnet Nederland and Stork, shareholders register TPS, legal document of transfer of shares TPS to Alpnet Nederland.


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     If the due date of any payment should fall on the day on which the
Creditor's bank is closed, the date of payment shall be the next following day on which this bank is open again.

ARTICLE 7

     Any costs and duties involved in the implementation of this Agreement, including the costs of collection, legal assistance and all taxes, that should be levied by way of a separate tax on the proceeds of the interest and other amounts payable by virtue of this Agreement, shall be for the Debtor's account.

ARTICLE 8

The unredeemed part of the Loan Amount may, together with interest and any other amount owed by the Debtor under this Agreement inclusive of all costs to reclaim the Loan and the interest, be demanded by the Creditor at once and in its entirety, without a summons or any other formality being required:

     a. If the Debtor does not, in good time or properly meet one or more conditions made in this Agreement or obligations contracted, in which case the Debtor shall be in default by the mere fact of it without any prior declaring in default being required;

     b. If the Debtor ceases to exist, discontinues its principal business purpose or resolves to wind up the company or if the Debtor is involuntarily dissolved;

     c. If the Debtor presents a petition for a moratorium or for its compulsory winding up, is declared bankrupt or offers an amicable settlement; and

     d. If a major part of the Debtor's immovables are encumbered on behalf of third parties, are taken in execution or a conservatory attachment served on it has been confirmed, and these attachments have not been withdrawn, cancelled or suspended within 30 days after the day on which Debtor has confirmed service, or if the immovables have been entirely or largely destroyed or damaged, are expropriated or confiscated.

     The Creditor also reserves the right to cancel this Agreement before its expiration, provided this is done with due observance of three months notice, if the Debtor's Articles of Incorporation should be amended, or changes should be made in composition of the Debtor's shareholders, and these changes, in the reasonable opinion of the Creditor, shall be of such a material nature that it would not otherwise have entered into this Agreement if these changes should have been made before the entering into this Agreement.



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     The Debtor undertakes to notify the Creditor forthwith of the occurring of one or more of the circumstances mentioned above subparagraphs a, b, or c, or any change mentioned earlier in this Article.

     Without prejudice to the provisions of the foregoing paragraphs of this Article, the Debtor undertakes, in case of overdue payment of any amount owed by it under this Agreement, to pay to the Creditor a compensation of one percent (1%) per month of the amount paid overdue for the period from the due date up to and including that of the payment, parts of a month being counted as a full month. As for a redemption amount paid overdue, this interest rate after the due date shall replace the interest referred to in Article 3.

ARTICLE 9

     Any dispute or claim arising out of or relating to this Agreement, or breach thereof, shall be submitted to a court of appropriate jurisdiction in Amsterdam, the Netherlands.

ARTICLE 10

     This Agreement will be governed by and construed in accordance with the law of the Netherlands.

     In witness thereof, the parties hereto have executed this Agreement in threefold as of the date first above written at Naarden.

Creditor:                               Debtor:

Stork N.V.                              ALPNET, Inc.


By:                                     By:
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      Its                                     Its
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By:
    ----------------------------------
      Its
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Alpnet Nederland B.V.


By:
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      Its
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